SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of September, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CNPJ n.° 00.022.034/0001 -87

NIRE 35300140443

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A., HELD ON SEPTEMBER 27th, 2007.

PLACE AND TIME: Avenida Eusébio Matoso n.° 891, 22nd floor, São Paulo, State of São Paulo, at 12 p.m.

CHAIRMAN: Israel Vainboim

QUORUM: Totality of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

The Board of Directors, in accordance with the terms proposed by the Board of Officers on September 17th, 2007, resolves the following:

1.      Resolved the payment of interest on capital stock referred to the third quarter of 2007 to the shareholders of the Company, on the following amounts:

(i)     The gross amounts of R$0.0337633 for each common share and of R$0.0337633 for each preferred share; and

(ii)    The net amounts of R$0.0286988 for each common share and of R$0.0286988 for each preferred share, considering the deduction of withholding income tax at a rate of fifteen percent (15%).

2.      Besides that, it is resolved the payment to the shareholders of interest on capital stock complementary to the interest declared and paid according to the results from non recurring events ascertained on the first semester of 2007, on the following amounts:

(i)     The gross amounts of R$0.0237276 for each common share and of R$0.0237276 for each preferred share; and

(ii)    The net amounts of R$0.0201685 for each common share and of R$0.0201685 for each preferred share, considering the deduction of withholding income tax at a rate of fifteen percent (15%).

3.      Considering the payments resolved on items 1 and 2 above, the total amount approved for the payment of interest on the capital stock to the shareholders of the Company corresponds to:

(i)     The gross amounts of R$0.0574909 for each common share and R$0.0574909 for each preferred share; and

(ii)    The net amounts of R$0.0488673 for each common share and R$0.0488673 for each preferred share, considering the deduction of withholding income tax at a rate of fifteen percent (15%).

4.      The payments mentioned on items 1 and 2 above will be effected in the form of the item 6 below. The amount of interest to be paid shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2007, in accordance with the provisions of § 7th of the 9th article of the Federal Law n° 9,249/95 and of article 36 of the By-Laws of the Company.

5.      Since the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. resolved to approve a similar proposal to the one described on the items 1 and 2 above on the Meeting of the Board of Directors held today, the bearer of Shares Deposit Certificates (“Units”) will be entitled to receive interest on the capital stock referred to total amount paid for the shares it represents, in the form below:

(i)     The gross amount of R$0.1300783 for each Unit;

(ii)    The net amount of R$0.1105665 for each Unit, considering the deduction of withholding income tax at a rate of fifteen percent (15%);

6.      Finally, the shares of the Company will be traded EX-INTERESTS ON CAPITAL STOCK in the Brazilian and the United States markets from September 28th , 2007 on, and the payment of the mentioned interest will occur on October 31st , 2007. The date of October 2nd , 2007 will be considered as “Record Date” in order to comply with the Company’s obligations under the Global Depositary Shares (“GDS”) program maintained by the Company in the United States of America.

São Paulo, September 27th, 2007. (aa) Israel Vainboim, Pedro Moreira Salles and Guilherme Affonso Ferreira. The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, September 27th, 2007.

___________________________________

___________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 27, 2007

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.